Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: September 4, 2008

Kinross succeeds in bid for Aurelian

Kinross now owns 74.8% of outstanding shares

Offer extended to September 15, 2008

Toronto, Ontario,  September 4, 2008 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today it has been successful in its bid to acquire Aurelian Resources Inc. (TSX: ARU) under its previously announced offer. A total of 108,524,181 common shares of Aurelian were validly deposited at the expiry time of the offer.  Kinross now owns a total of 123,524,181 common shares of Aurelian. At the time of the close of the offer, this represented approximately 74.8% of Aurelian’s issued and outstanding common shares on a fully-diluted basis.  However, following completion of the exchange of the outstanding Aurelian employee stock options for replacement Kinross stock options in the manner contemplated by the terms of the Kinross offer, a process that is expected to be completed shortly, this will represent approximately 80.8% of the issued and outstanding common shares on a fully-diluted basis.

Kinross has taken up these shares and payment for such deposited shares will be made on or before September 8, 2008.  Kinross will issue approximately 34.4 million common shares and approximately 15.5 million warrants in respect of taking up the Aurelian shares validly deposited at the expiry time of the offer.

Kinross President and Chief Executive Officer Tye Burt said: “We are pleased that Aurelian’s shareholders have accepted our offer. We welcome them as Kinross shareholders and as participants in our growth strategy, including our plans to advance development of the Fruta Del Norte deposit responsibly, in cooperation with the government and people of Ecuador.”

Kinross has also extended its offer to enable those shareholders who have not yet tendered their Aurelian shares to the offer, to deposit their Aurelian shares to the offer. The offer, as extended, will now expire at 6 p.m. (Toronto time), on September 15, 2008. A notice of extension will be mailed to Aurelian shareholders in the coming days.  If Kinross is successful in acquiring 90% of the shares of Aurelian under the offer (excluding those shares acquired in the private placement), it intends to acquire all of the remaining shares by compulsory acquisition.

Upon completion of the compulsory acquisition or alternatively, of a subsequent acquisition transaction, Kinross intends to de-list the Aurelian shares from the Toronto Stock Exchange. Shareholders are encouraged to tender their remaining Aurelian shares to the offer as soon as possible to receive prompt payment.

Aurelian shareholders who tendered to the offer will receive 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian common share tendered, subject in each case to adjustment with respect to fractional shares.

Kinross expects that Kinross common share purchase warrants issued pursuant to the offer will be listed for trading on the Toronto Stock Exchange under the symbol “K.WT.C” on or about September 8, 2008.

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

For further information:

Media Contact:

Steve Mitchell

Vice-President, Corporate Communications

(416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact:

Erwyn Naidoo

Vice-President, Investor Relations

(416) 365-2744

erwyn.naidoo@kinross.com

Cautionary Statement on Forward-looking Information

This news release contains certain forward-looking information and forward looking statements, as defined in applicable securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in Kinross’ take-over bid circular prepared and to be filed in accordance with applicable securities laws in Canada and the United States as well as the ability of Kinross to obtain the requisite number of Aurelian shares at the expiry time of the offer, as amended, to effect a compulsory acquisition or a subsequent acquisition transaction and to de-list the Aurelian shares from the Toronto Stock Exchange.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information

Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian.  Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular and intends to file with the SEC an amendment to Form F-8 which will include the notice of extension.  Investors and security holders are urged to read the offer and take-over bid circular and the notice of extension regarding the proposed transaction referred to in these documents because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website at www.kinross.com.